EXHIBIT 99.1

First Mining Announces Further Drilling Results From the 2017-2018 Drill Program at Its Goldlund Gold Project

VANCOUVER, British Columbia, May 15, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) (“First Mining” or the “Company”) is pleased to announce this fourth set of Phase 2 infill drilling results, comprising 11 drill holes, from its diamond drill program within Zone 1 (see Tables 1 and 2) at First Mining’s 100% owned Goldlund Gold Project (“Goldlund”), located near the town of Sioux Lookout in northwestern Ontario, Canada.

The Company is now planning to move forward with the next phase of its 2018 exploration programs, which will include mapping, sampling and drilling of the northeastern and southwestern extents of the known strike length on the Goldlund property.  This summer, First Mining plans to conduct an exploration drill campaign in these areas of approximately 14 holes for 2,000 metres of diamond drilling.

Jeff Swinoga, President and Chief Executive Officer of First Mining, stated, “These latest drill holes complete the 16,000 metre Phase 2 infill drilling campaign designed to provide greater confidence in the gold mineralization within Zone 1 at Goldlund.  During this phase, 33 of 38 holes intersected gold mineralization and the drilling was confined to a strike length of only 2 to 3 kilometres, whereas the total strike length of the Goldlund property is estimated to be approximately 50 kilometres.  We are very excited to proceed with our next phase of exploration drilling on several highly prospective and underexplored areas along the strike length of the Goldlund property and outside of the known resource area.”

The 11 drill hole results (Figure 1) presented in this news release represent the final round of infill holes which targeted gold mineralization in Zone 1.  All 11 holes encountered gold mineralization.  As with some of the other previously reported holes targeting Zone 1, these holes were positioned to avoid intersecting several levels of historic underground workings from previously mined areas of Zone 1.  Accordingly, we believe some of the holes may not have reached the key mineralized zones which occur closer to the footwall of the zone.

The 2017/2018 drilling campaigns at Goldlund have been designed to accomplish four primary objectives:

  Convert Inferred Mineral Resources within the resource area (Zones 1, 5 and 7) into the Indicated Mineral resource category;

  Test drill deeper exploration targets within Zone 7;

  Identify and add additional mineralization within areas that are adjacent to the current resource boundary; and

  Test drill additional exploration targets within other areas (outside of the current resource boundary) within the Goldlund Gold Property.

Gold observed during the current drilling program at Goldlund occurs both as fine disseminations in quartz vein stockworks and as more discrete larger grains up to 2 mm spatially associated with pyrite in the quartz veins.  Calaverite, a gold telluride mineral, has been noted occasionally in higher grade intervals on fracture surfaces in the quartz veins.  Higher grade gold distribution in the granodiorite dike is often, but not always, associated with zones of more intense quartz stockworking and potassic alteration.  Figure 2 below displays a cross-section of the geology and gold mineralization for drill holes GL-17-117, GL-17-139 and GL-18-140 (results reported in the Company’s previous news releases dated February 8, 2018 and April 17, 2018), plus GL-18-141, GL-18-142 and GL-18-143.

Table 1. Drill Hole Assay Results from Goldlund

	Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-18-141	GL-18-141	316.0	352.0	36.0	0.71
	inc	320.0	322.0	2.0	1.11
	and inc	332.0	334.0	2.0	4.13
	and inc	344.0	346.0	2.0	1.24
	and inc	350.0	352.0	2.0	2.87
	and	372.0	410.0	38.0	0.29
	inc	372.0	374.0	2.0	1.33
GL-18-142	GL-18-142	126.0	136.0	10.0	0.59
	inc	134.0	136.0	2.0	1.92
GL-18-143	GL-18-143	286.0	288.0	2.0	1.94
	and	324.0	326.0	2.0	1.84
	and	358.0	426.0	68.0	0.28
	inc	386.0	388.0	2.0	2.27
	and inc	408.0	410.0	2.0	1.04
	and inc	424.0	426.0	2.0	1.84
GL-18-144	GL-18-144	7.18	47.0	39.82	0.55
	inc	7.18	9.0	1.82	3.89
	and inc	23.0	29.0	6.0	1.20
	and	191.0	231.0	40.0	0.28
	and inc	221.0	223.0	2.0	2.50
GL-18-145	GL-18-145	112.0	134.0	22.0	0.28
	inc	112.0	114.0	2.0	1.05
	and	234.0	246.0	12.0	0.23
GL-18-146	GL-18-146	11.0	19.0	8.0	0.78
	inc	17.0	19.0	2.0	1.43
	and	155.0	161.0	6.0	1.04
	inc	155.0	157.0	2.0	2.81
	and	175.0	205.0	30.0	0.27
	inc	195.0	201.0	6.0	0.50
	and	227.0	229.0	2.0	1.70
GL-18-147	GL-18-147	100.0	156.0	56.0	0.18
	inc	138.0	140.0	2.0	2.89
GL-18-148	GL-18-148	14.0	16.0	2.0	1.06
	and	110.0	206.0	96.0	0.43
	inc	110.0	112.0	2.0	1.09
	and inc	126.0	128.0	2.0	1.38
	and inc	150.0	156.0	6.0	0.99
	and inc	184.0	196.0	12.0	0.90
	and inc	204.0	206.0	2.0	1.03
GL-18-149	GL-18-149	48.0	72.0	24.0	0.54
	inc	52.0	60.0	8.0	0.99
	and inc	70.0	72.0	2.0	1.18
GL-18-150	GL-18-150	4.0	26.0	22.0	0.35
	inc	14.0	16.0	2.0	1.08
	and inc	18.0	20.0	2.0	1.54
	and	162.0	200.0	38.0	0.28
	inc	162.0	164.0	2.0	2.24
GL-18-151	GL-18-151	106.0	124.0	18.0	0.50
	inc	108.0	110.0	2.0	3.08

Assaying for the 2017/2018 Goldlund drill programs is being done by SGS at their laboratories in Red Lake, Ontario and Burnaby, BC.  Prepared samples are analyzed for gold by either Bulk Leach Extractable Gold (BLEG) assay techniques or by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish.  Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES finish.

Figure 1. Plan Map
http://resource.globenewswire.com/Resource/Download/440f852b-5bf2-4b22-859c-bc5bbf15bd5a

Table 2. Drill Hole Locations

Hole ID	Azimuth °	Dip °	Final Depth (m)	UTM East	UTM North	Section
GL-18-141	0	-90	410	547100	5527430	547100E
GL-18-142	0	-90	290	547150	5527500	547150E
GL-18-143	0	-90	449	547150	5527480	547150E
GL-18-144	0	-90	335	547200	5527540	547200E
GL-18-145	0	-90	359	547200	5527520	547200E
GL-18-146	0	-90	305	547250	5527560	547250E
GL-18-147	0	-90	371	547250	5527540	547250E
GL-18-148	0	-90	251	547300	5527590	547300E
GL-18-149	0	-90	302	547300	5527570	547300E
GL-18-150	0	-90	200	547350	5527610	547350E
GL-18-151	0	-90	251	547350	5527590	547350E

Figure 2.  Cross-Section through the Goldlund Project
http://resource.globenewswire.com/Resource/Download/8305b3c4-c174-4471-a792-eb086683553f

QA/QC Procedures

The QA/QC program for the 2017/2018 drilling programs at Goldlund consists of the submission of duplicate samples and the insertion of certified reference materials and blanks at regular intervals.  These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total).  The standards used in the 2017/2018 program consist of 5 different gold grades ranging from 1 to 9 g/t, and are sourced from CDN Resource Laboratories in Langley, BC.  Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as ‘coarse’ or ‘pulp’ duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates.  Additional selected duplicates are being submitted for screened metallic fire assay analysis and to an umpire lab for check assaying.  SGS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT THE GOLDLUND PROJECT

The Goldlund deposit is situated within a land package of approximately 280 square kilometres (28,000 hectares) referred to as the Goldlund Gold Project.  The Property has a strike-length of over 50 kilometres in the Wabigoon Subprovince.  Goldlund is an Archean lode-gold project located in northwestern Ontario, approximately 60 kilometres from the township of Dryden.  The claims that make up the land package cover the historic Goldlund and Windward mines.

On January 9, 2017, the Company announced an initial mineral resource estimate for Goldlund that was prepared by WSP Canada Inc. in accordance with NI 43-101.  At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Mineral Resources of 9.3 million tonnes at 1.87 g/t gold, or 560,000 ounces of gold.  At a 0.4 g/t gold cut-off grade, the Goldlund deposit contains pit constrained Inferred Mineral Resources of 40.9 million tonnes at 1.33 g/t gold, or 1,750,000 ounces of gold.  The technical report for this resource estimate, which is titled “Technical Report and Resource Estimation Update on the Goldlund Project” and is dated February 7, 2017, is available under the Company’s SEDAR profile at www.sedar.com, and is also available on the Company’s website at www.firstmininggold.com.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America.  Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production.  The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States.

For further information, please contact Jeff Swinoga, President and CEO at 604-639-8854, or Derek Iwanaka, Vice President of Investor Relations at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources at Goldlund; (ii) future exploration activities by First Mining on other regional targets on the Goldlund property that are outside the current resource boundary; (iii) the potential for exploration upside at Goldlund; (iv) the Company’s plans to conduct a step-out drill campaign consisting of 14 holes for 2,000 metres of diamond drilling in the northeastern and southwestern extents of the known strike length on the Goldlund property areas; and (v) the Company moving forward with the next phase of its 2018 exploration program.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at Goldlund at estimated grades; (ii) the capacities and durability of various machinery and equipment; and (iii) success in realizing proposed drilling programs.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) general risks related to exploration drilling programs; (iii) developments in world metals markets; (iv) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (v) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vi) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.